EXHIBIT 12

HERSHEY FOODS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Nine Months Ended
	September 28, 2003	September 29, 2002
Earnings:
Income before income taxes	$504,283	$431,687
Add (deduct):
Interest on indebtedness	48,912	48,224
Portion of rents representative of the
interest factor (a)	10,113	11,133
Amortization of debt expense	335	345
Amortization of capitalized interest	2,901	3,055

Earnings as adjusted	$566,544	$494,444

Fixed Charges:
Interest on indebtedness	$48,912	$48,224
Portion of rents representative of the
interest factor (a)	10,113	11,133
Amortization of debt expense	335	345
Capitalized interest	1,156	744

Total fixed charges	$60,516	$60,446

Ratio of earnings to fixed charges	9.36	8.18

NOTE:

(a)	Portion of rents representative of the interest factor consists of all rental expense pertaining to operating leases used to finance the purchase or construction of warehouse and distribution facilities, and one-third of rental expense for other operating leases.